

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Peter Arduini
Chief Executive Officer and Director
GE HealthCare Technologies Inc.
500 W. Monroe Street
Chicago, Illinois 60661

      Re: GE HealthCare Technologies Inc.
           Registration Statement on Form S-4
           Filed April 25, 2023
           File No. 333-271435

Dear Peter Arduini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Christodoulos Kaoutzanis